UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Final Amendment)*

Infrastructure Materials Corp.
f/k/a Silver Reserve Corp.

 (Name of Issuer)

Common Stock, Par Value $0.0001 per share

 (Title of Class of Securities)

828103101

 (CUSIP Number)

Theresa M. Mehringer, Esq.,
Burns Figa & Will, P.C.
6400 South Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
(303) 796-2626

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828103101

1.	Names of Reporting Person. AGOSTO CORPORATION LIMITED

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7.	Sole Voting Power: 3,133,567
Shares
Beneficially	8.	Shared Voting Power: __________
Owned by
Each	9.	Sole Dispositive Power: 3,133,567
Reporting
Person With:	10.	Shared Dispositive Power: __________

11.	Aggregate Amount Beneficially Owned by Reporting Person: 3,133,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐.

13.	Percent of Class Represented by Amount in Row (11): 3.17%.

14.	Type of Reporting Person (See Instructions): CO.

CUSIP NO. 828103101

ITEM 1.   SECURITY AND ISSUER.

(a)	Title and Class of Security: Infrastructure Materials Corp. f/k/a Silver Reserve Corp. (the "Issuer") Common Stock, Par Value $.0001 per share ("the Shares")

(b)	Name of Issuer and Address of Issuer's Principal Executive Offices: Infrastructure Materials Corp. 1135 Terminal Way, Suite 207B Reno, Nevada 89502

ITEM 2.   IDENTITY AND BACKGROUND.

NOTE:
THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)	(a)	The Reporting Person is Agosto Corporation Limited.

(b)	The principal business address of the Reporting person is: Agosto Corporation Limited Craigmuir Chambers PO Box 71 Road Town, Tortola British Virgin Islands, VG1110

(c)	The principal business of the Reporting Person is an investment holding company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of the Reporting Person is the British Virgin Islands.

Information on Individual Officers and Control Persons pursuant to Instruction c:

(a)	Gordon Murphy, President

(b)	Mr. Murphy’s address is: 30E Lower Halcyon Heights Lascelles, St. James, Barbados BB24016

(c)
Mr. Murphy is a semi retired scientist.  Mr. Murphy owns Agosto Corporation Limited and serves as its President.  The principal business address of Agosto Corporation Limited is:

Agosto Corporation Limited
Craigmuir Chambers
PO Box 71
Road Town, Tortola
British Virgin Islands, VG1110

(d)	During the last five years, Mr. Murphy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Murphy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Murphy was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Murphy is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

652,817 shares were purchased from another shareholder using general corporate funds. 837,000 shares were received from a property purchase.  1,634,750 shares were obtained in settlement of a Promissory Note.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares were acquired by the Reporting Person for investment purposes.  The Reporting Person intends to continue to evaluate its respective investments in the Shares.  The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions.  Any such purchase or sale will depend upon an evaluation of the Reporting Person’s respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Person, and its President, do not have any present plans or proposals which relate to or would result in:

(a)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)     Any material change in the present capitalization or dividend policy of the Issuer;

(e)     Any other material change in the Issuer's business or corporate structure;

(f)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 3,133,567 shares of the Issuer’s common stock, representing 3.17% of outstanding shares of the Issuer.  The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 98,935,486 Shares (as reported in the Issuer's Form 10-Q as of March 31, 2013).

(b)  The Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 3,133,567 shares of common stock.

(c)  None.

(d)  No other person has rights with respect to the securities beneficially owned by the Reporting Person.

(e)  The Reporting Person has recently become aware that, through dilution, it is no longer the beneficial owner of more than five percent of the class of securities.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There is no other contract, arrangement, understanding or relationship between the Reporting Person, or its President Mr. Murphy, and the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2013

/s/ Agosto Corporation Limited
Agosto Corporation Limited
By:	Gordon Murphy, President